UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 5 July 2019

Kazia Therapeutics Limited

ABN 37 063 259 754

Half Yearly Report - 31 December 2018

Kazia Therapeutics Limited Directors’ report 31 December 2018

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘the Group’) consisting of Kazia Therapeutics Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 31 December 2018.

Directors

The following persons were Directors of Kazia Therapeutics Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Iain Ross

Bryce Carmine

Steven Coffey

James Garner

Principal activities

During the financial year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development.

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $6,028,195 (31 December 2017: profit of $424,779).

The attached financial statements detail the performance and financial position of the consolidated entity for the half-year ended 31 December 2018.

Cash resources

At 31 December 2018, the consolidated entity had total funds of $5,411,139 comprising cash in hand and at bank of $411,139 and short term deposits of $5,000,000.

Research and development report

The lead R&D program for the consolidated entity is GDC-0084, a small-molecule dual inhibitor of the phosphatidylinositide 3-kinase (PI3K) pathway and the mammalian target of rapamycin (mTOR), which was licensed from Genentech Inc. in October 2016. GDC-0084 had completed a 47-patient phase I clinical study under Genentech in patients with progressive or recurrent high grade glioma, which showed the drug to be generally safe and well-tolerated, and which provided signals of potential clinical activity. The development candidate is distinguished from the majority of molecules in this class by its ability to cross to the blood-brain barrier, which has been demonstrated in multiple animal species and confirmed in human clinical data. During the period, the company commenced recruitment to a phase II clinical trial of GDC-0084 in patients with newly-diagnosed glioblastoma. This trial is expected to provide an initial data read-out during 2H FY2019. In addition, the company commenced a phase I investigator-initiated study with GDC-0084 in diffuse intrinsic pontine glioma (DIPG) at St Jude Childrens’ Research Hospital in Memphis, TN, and a phase II investigator-initiated study with GDC-0084 in HER2+ breast cancer brain metastases at Dana-Farber Cancer Institute in Boston, MA.

The consolidated entity is also developing Cantrixil (TRX-E-002-1), a small-molecule agent arising from an in-house discovery program. Through a collaboration with researchers at Yale University, Cantrixil has shown in vitro and in vivo activity against both differentiated cancer cells and cancer stem cells (sometimes referred to as tumour-initiating cells), which are believed to be an important contributor to chemotherapy resistance and disease recurrence. Cantrixil commenced a phase I clinical trial in patients with recurrent or refractory ovarian cancer in December 2016. The company expects to conclude this study and provide efficacy data during calendar 2019.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial half-year.

Kazia Therapeutics Limited Directors’ report 31 December 2018

Matters subsequent to the end of the financial half-year

Since period end the consolidated entity has commenced selling its shares in Noxopharm Limited on market. At the date of this report, approximately 250,000 shares have been sold at an average price of $0.44 per share.

No other matter or circumstance has arisen since 31 December 2018 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the Directors

/s/ Iain Ross

Iain Ross

Chairman

20 February 2019

Sydney

Level 17, 383 Kent Street

Sydney NSW 2000

Correspondence to:

Locked Bag Q800

QVB Post Office

Sydney NSW 1230

T +61 2 8297 2400

F +61 2 9299 4445

E info.nsw@au.gt.com

W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Kazia Therapeutics Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Kazia Therapeutics Limited for the half-year ended 31 December 2018, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

/s/ Grant Thornton

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ S M Coulton

S M Coulton

Partner – Audit & Assurance

Sydney, 20 February 2019

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Kazia Therapeutics Limited Contents 31 December 2018

General information

The financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency.

Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Three International Towers

Level 24, 300 Barangaroo Avenue

Sydney NSW 2000

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 20 February 2019.

Kazia Therapeutics Limited Statement of profit or loss and other comprehensive income For the half-year ended 31 December 2018

		Consolidated
		December	December
	Note	2018	2017
		$	$

Revenue	4	28,831	66,227
Other income	5	1,168,820	9,373,112
Expenses
Research and development expense		(3,707,978)	(4,696,374)
General and administrative expense		(2,085,992)	(4,456,589)
Loss on disposal of fixed assets		—	(5,333)
Fair value losses on financial assets at fair value through profit or loss		(1,580,974)	—

(Loss)/profit before income tax benefit		(6,177,293)	281,043
Income tax benefit		149,098	143,736

(Loss)/profit after income tax benefit for the half-year attributable to the owners of Kazia Therapeutics Limited		(6,028,195)	424,779
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(88,841)	76,846
(Loss)/Gain on the revaluation of available-for-sale financial assets, net of tax		—	19,520

Other comprehensive income for the half-year, net of tax		(88,841)	96,366

Total comprehensive income for the half-year attributable to the owners of Kazia Therapeutics Limited		(6,117,036)	521,145

		Cents	Cents
Basic earnings per share	20	(11.392)	0.879
Diluted earnings per share	20	(11.392)	0.879

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of financial position As at 31 December 2018

		Consolidated
	Note	December 2018	June 2018
		$	$
Assets
Current assets
Cash and cash equivalents	7	5,411,139	5,956,182
Trade and other receivables	8	3,253,278	2,535,479
Other assets	9	144,079	767,954

Total current assets		8,808,496	9,259,615

Non-current assets
Financial assets	10	2,750,439	4,335,463
Property, plant and equipment	11	—	1,179
Intangibles	12	14,036,656	14,578,830

Total non-current assets		16,787,095	18,915,472

Total assets		25,595,591	28,175,087

Liabilities
Current liabilities
Trade and other payables		2,293,627	2,066,758
Provision		133,449	161,327
Deferred income		—	138,188
Contingent consideration		—	1,521,228

Total current liabilities		2,427,076	3,887,501

Non-current liabilities
Deferred tax	13	3,860,080	4,009,178
Contingent consideration	14	943,115	1,036,474

Total non-current liabilities		4,803,195	5,045,652

Total liabilities		7,230,271	8,933,153

Net assets		18,365,320	19,241,934

Equity
Contributed equity	15	36,641,519	31,575,824
Other contributed equity	16	464,000	464,000
Reserves		1,965,938	1,843,228
Accumulated losses		(20,706,137)	(14,641,118)

Total equity		18,365,320	19,241,934

The above statement of financial position should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of changes in equity For the half-year ended 31 December 2018

Consolidated	Issued capital $	Other contributed equity $	Share based payment reserve $	Available for sale reserve $	Foreign currency translation reserve $	Accumulated losses $	Total equity $

Balance at 1 July 2017	193,769,409	600,000	2,077,512	(36,824)	(111,350)	(170,961,061)	25,337,686
Profit after income tax benefit for the half-year	—	—	—	—	—	424,779	424,779
Other comprehensive income for the half-year, net of tax	—	—	—	76,846	19,520	—	96,366

Total comprehensive income for the half-year	—	—	—	76,846	19,520	424,779	521,145
Transactions with owners in their capacity as owners:
Share-based payments	29,600	—	19,594	—	—	—	49,194
Extinguishment of convertible note (Note 21)	—	(136,000)	—	—	—	—	(136,000)
Cancellation of share capital under Section 258F of the Corporations Act	(162,223,185)	—	—	—	—	162,223,185	—

Balance at 31 December 2017	31,575,824	464,000	2,097,106	40,022	(91,830)	(8,313,097)	25,772,025

The above statement of changes in equity should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of changes in equity For the half-year ended 31 December 2018

Consolidated	Issued capital $	Other contributed equity $	Share based payment reserve $	Available for Sale reserve $	Foreign currency translation reserve $	Accumulated losses $	Total equity $

Balance at 1 July 2018	31,575,824	464,000	2,242,734	(36,824)	(362,682)	(14,641,118)	19,241,934
Adjustment for change in accounting policy – AASB 9	—	—	—	36,824	—	(36,824)	—

Balance at 1 July 2018 - restated	31,575,824	464,000	2,242,734	—	(362,682)	(14,677,942)	19,241,934
Loss after income tax benefit for the half-year	—	—	—	—	—	(6,028,195)	(6,028,195)
Other comprehensive income for the half-year, net of tax	—	—	—	—	(88,841)	—	(88,841)

Total comprehensive income for the half-year	—	—	—	—	(88,841)	(6,028,195)	(6,117,036)
Share based payments	—	—	174,727	—	—	—	174,727
Issue of shares	5,405,760	—	—	—	—	—	5,405,760
Share issue costs	(340,065)	—	—	—	—	—	(340,065)

Balance at 31 December 2018	36,641,519	464,000	2,417,461	—	(451,523)	(20,706,137)	18,365,320

The above statement of changes in equity should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of cash flows For the half-year ended 31 December 2018

		Consolidated
	Note	December 2018	December 2017
		$	$
Cash flows from operating activities
(Loss)/profit after income tax benefit for the half-year		(6,028,195)	424,779
Adjustments for:
Depreciation and amortisation		542,277	1,144,930
Net loss on disposal of property, plant and equipment		1,076	—
Net fair value loss on financial assets		1,592,134	—
Share-based payments		174,727	49,194
Foreign exchange differences		(95,951)	(36,845)
Gain on legal settlement (non-cash)		—	(7,834,592)

		(3,813,932)	(6,252,534)
Change in operating assets and liabilities:
Increase in trade and other receivables		(717,799)	(1,276,824)
Decrease/(increase) in prepayments		623,875	(1,809,355)
Increase in trade and other payables		226,869	815,294
Decrease in deferred tax liabilities		(149,098)	(143,736)
(Decrease)/increase in employee benefits		(27,878)	11,332
Increase in other provisions		—	6,705
(Decrease)/increase in unearned Revenue		(138,188)	142,815
(Decrease)/increase in contingent consideration		(364,587)	649,857

Net cash used in operating activities		(4,360,738)	(7,856,446)

Cash flows from investing activities
Payments for property, plant and equipment	11	—	(9,185)

Net cash used in investing activities		—	(9,185)

Cash flows from financing activities
Proceeds from issue of shares	15	3,815,695	—

Net cash from financing activities		3,815,695	—

Net decrease in cash and cash equivalents		(545,043)	(7,865,631)
Cash and cash equivalents at the beginning of the financial half-year		5,956,182	14,454,784
Effects of exchange rate changes on cash and cash equivalents		—	51,920

Cash and cash equivalents at the end of the financial half-year		5,411,139	6,641,073

The above statement of cash flows should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Notes to the financial statements 31 December 2018

Note 1. Significant accounting policies

These general purpose financial statements for the interim half-year reporting period ended 31 December 2018 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2018 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the policies stated below.

The new policies outlined below only apply to the current period. Policies in the last annual report apply to the comparative period.

Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	financial assets at amortised cost
•	financial assets at fair value through profit or loss (FVPL)

Classifications are determined by both:

•	The entity’s business model for managing the financial asset
•	The contractual cash flow characteristics of the financial assets

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows
•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2018

Note 1. Significant accounting policies (continued)

Financial assets at fair value through profit or loss (FVPL)

Financial assets that are held within a business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorised at fair value through profit and loss. Further, irrespective of business model, financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVPL. The Group’s investments in equity instruments and derivatives fall under this category.

Impairment of financial assets

AASB 9’s new impairment model use more forward looking information to recognize expected credit losses - the ‘expected credit losses (ECL) model’. The application of the new impairment model depends on whether there has been a significant increase in credit risk. The Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

•	financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’) and
•	financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).

‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date. ‘12-month expected credit losses’ are recognised for the first category while ‘lifetime expected credit losses’ are recognised for the second category. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

Classification and measurement of financial liabilities

As the accounting for financial liabilities remains largely unchanged from AASB 139, the Group’s financial liabilities were not impacted by the adoption of AASB 9. However, for completeness, the accounting policy is disclosed below.

The Group’s financial liabilities comprise trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method.

All interest-related charges and, if applicable, changes in an instruments’s fair value that are reported in profit or loss are included within finance costs or finance income.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Any significant impact on the accounting policies of the consolidated entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2018

Note 1. Significant accounting policies (continued)

The following Accounting Standards and Interpretations are most relevant to the consolidated entity:

AASB 9 Financial Instruments

AASB 9 Financial Instruments replaces AASB 139 Financial Instruments: Recognition and Measurement requirements. It makes major changes to the previous guidance on the classification and measurement of financial assets and introduces an ‘expected credit loss’ model for impairment of financial assets. When adopting AASB 9, the Group has applied transitional relief and elected not to restate prior periods. Rather, differences arising from the adoption of AASB 9 in relation to classification, measurement, and impairment are recognised in opening retained earnings as at 1 July 2018.

The impacts on the consolidated entity from the adoption of this accounting policy were as follows:

Listed equity investments - available-for-sale financial assets under AASB 139 included listed equity investments of $3,679,542 at 30 June 2018. These were reclassified to fair value through profit or loss (FVPL) under AASB 9. The associated available-for-sale reserve, amounting to $36,824 at 1 July 2018, was reclassified to accumulated losses.

Trade and other receivables - these were classified as loans and receivables under AASB 139 and are now held at amortised cost under AASB 9. The majority of such receivables is made up of the R&D tax refund.

There was no change to financial liabilities.

AASB 15 Revenue from Contracts with Customers

AASB 15 replaces AASB 118 Revenue, AASB 111 Construction Contracts and several revenue-related Interpretations. The new Standard has been applied from 1 July 2018.

As the consolidated entity does not enter into contracts with customers, the adoption of this standard has not had any impact on the financial statements. Furthermore, the consolidated entity does not have an accounting policy in relation to revenue from contracts with customers.

Going concern

As at 31 December 2018 the consolidated entity held liquid assets of $11,204,855, comprising cash in hand or at bank of $5,411,139, trade and other receivables of $3,253,278 and listed ordinary shares, carried at market value, of $2,540,438. During the half year ended 31 December 2018 the consolidated entity experienced net cash outflows from operating activities of $4,360,738.

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow the consolidated entity to continue as a going concern. Accordingly the directors have prepared the financial statements on a going concern basis. Should the above assumptions not prove to be appropriate, there is material uncertainty whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

Note 2. Critical accounting judgements, estimates and assumptions

When preparing the half-year financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management and will seldom equal the estimated results.

The judgments, estimates and assumptions applied in the half-year financial statements, including key sources of estimation uncertainty were the same as those applied in the Group’s last annual financial statements for the year ended 30 June 2018.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2018

Note 3. Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The information reported to the CODM, on at least a quarterly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Note 4. Revenue

	Consolidated
	December 2018	December 2017
	$	$

Bank interest	28,831	66,227

Note 5. Other income

	Consolidated
	December 2018	December 2017
	$	$

Net foreign exchange gain	64,820	—
Gain on revaluation of contingent consideration	364,587	—
Subsidies and grants	9,413	361,072
Reimbursement of expenses	—	5,452
Research and development rebate	730,000	1,021,996
Gain on legal settlement (Note 21)	—	7,984,592

Other income	1,168,820	9,373,112

Kazia Therapeutics Limited Notes to the financial statements 31 December 2018

Note 6. Expenses

	Consolidated
	December 2018	December 2017
	$	$

(Loss)/profit before income tax includes the following specific expenses:
Depreciation
Leasehold improvements	—	187,490
Property, plant and equipment	103	15,914

Total depreciation	103	203,404

Amortisation
Patents and intellectual property	—	249,907
Software	—	2,139
GDC licensing agreement	542,174	546,629

Total amortisation	542,174	798,675

Total depreciation and amortisation	542,277	1,002,079

Impairment
Leasehold improvements	—	142,851

Rental expense relating to operating leases
Minimum lease payments	—	215,742

Other expenses
Revaluation of contingent consideration	—	649,855

Superannuation expense
Defined contribution superannuation expense	71,129	118,701

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	791,429	1,661,635

Note 7. Current assets - cash and cash equivalents

	Consolidated
	December 2018	June 2018
	$	$

Cash at bank and on hand	411,139	2,956,182
Short-term deposits	5,000,000	3,000,000

	5,411,139	5,956,182

Kazia Therapeutics Limited Notes to the financial statements 31 December 2018

Note 8. Current assets - trade and other receivables

	Consolidated
	December 2018	June 2018
	$	$

Trade receivables	—	1,130
R&D tax rebate receivable	2,930,000	2,200,000

	2,930,000	2,201,130

GST refundable	164,426	119,890
Deposit paid	563,514	608,532
Provision for impairment of deposit paid	(404,662)	(394,073)

	3,253,278	2,535,479

Note 9. Current assets - Other assets

	Consolidated
	December 2018	June 2018
	$	$

Prepayments	144,079	767,954

Note 10. Non-current assets - Financial assets

	Consolidated
	December 2018	June 2018
	$	$
Listed ordinary shares - FVTPL	2,540,438	3,679,542
Unlisted shares and options - FVTPL	210,001	655,921

	2,750,439	4,335,463

Refer to note 18 for further information on fair value measurement.

Note 11. Non-current assets - property, plant and equipment

	Consolidated
	December 2018	June 2018
	$	$
Plant and equipment - at cost	—	1,845
Less: Accumulated depreciation	—	(666)

	—	1,179

Kazia Therapeutics Limited Notes to the financial statements 31 December 2018

Note 11. Non-current assets - property, plant and equipment (continued)

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	Plant and equipment	Total
Consolidated	$	$

Balance at 1 July 2018	1,179	1,179
Disposals	(1,076)	(1,076)
Depreciation expense	(103)	(103)

Balance at 31 December 2018	—	—

Note 12. Non-current assets - intangibles

	Consolidated
	December 2018	June 2018
	$	$
Patents and trademarks - at cost	2,850,517	2,850,517
Less: Accumulated amortisation	(2,850,517)	(2,850,517)

	—	—

Licensing agreement - at acquired fair value	16,407,788	16,407,789
Less: Accumulated amortisation	(2,371,132)	(1,828,959)

	14,036,656	14,578,830

	14,036,656	14,578,830

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	GDC licensing
	agreement	Total
Consolidated	$	$

Balance at 1 July 2018	14,578,830	14,578,830
Amortisation expense	(542,174)	(542,174)

Balance at 31 December 2018	14,036,656	14,036,656

Kazia Therapeutics Limited Notes to the financial statements 31 December 2018

Note 13. Non-current liabilities - deferred tax

	Consolidated
	December 2018	June 2018
	$	$
Deferred tax liability	3,860,080	4,009,178

Amount expected to be settled within 12 months	305,257	305,257
Amount expected to be settled after more than 12 months	3,554,823	3,703,921

	3,860,080	4,009,178

Movements:
Opening balance	4,009,178	4,314,435
Credited to profit or loss	(149,098)	(305,257)

Closing balance	3,860,080	4,009,178

Note 14. Contingent consideration

	Consolidated
	December 2018	June 2018
	$	$
Contingent consideration - current	—	1,521,228

Contingent consideration - non-current	943,115	1,036,474

On 9 November 2018, milestone one was settled by the issue of 2,820,824 ordinary shares with a value of $1,250,000, and during the financial period, one other milestone has lapsed. In addition, a portion of the discount applied to anticipated future payments has unwound, with the resultant gain on contingent consideration being recognised in profit and loss. None of the remaining milestones are anticipated to be triggered within the next 12 months and accordingly the entire contingent consideration is shown as a non-current liability.

Note 15. Equity - contributed equity

	Consolidated
	December 2018	June 2018	December 2018	June 2018
	Shares	Shares	$	$
Ordinary shares - fully paid	62,166,673	48,409,621	36,641,519	31,575,824

Kazia Therapeutics Limited Notes to the financial statements 31 December 2018

Note 15. Equity - contributed equity (continued)

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Balance	1 July 2018	48,409,621		31,575,824
Share placement	24 October 2018	8,900,001	$0.380	3,382,000
Milestone 1 shares issued in connection with purchase of Glioblast Pty Limited (GDC-0084)	9 November 2018	2,820,824	$0.440	1,250,000
Issued under share purchase plan	23 November 2018	2,036,227	$0.000	773,760
Share issue transaction costs		—	$0.000	(340,065)

Balance	31 December 2018	62,166,673		36,641,519

Share buy-back

There is no current on-market share buy-back.

Note 16. Equity - Other contributed equity

	Consolidated
	December 2018	June 2018
	$	$
Convertible loan note - Triaxial	464,000	464,000

On 4 December 2014, the consolidated entity and the convertible note holder (‘Triaxial’) signed a Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement between Triaxial shareholders and the consolidated entity. The Deed extinguishes the liability created by the Loan Agreement and provides that the Convertible Notes will convert into a pre-determined number of ordinary shares on the achievement of defined milestones established in the schedule of the Deed. Accordingly the convertible note has been reclassified as an equity instrument rather than debt instrument. During the financial year ended 30 June 2017, the Company reached two milestones triggering the conversion of a portion of its convertible note as follows;

•

on 11 August 2016 the Company announced the submission of an IND application. On 10 September 2016, the Company received a letter from the FDA advising the study may proceed triggering conversion of 20,000,000 ordinary shares.

•	on 31 October 2016, the Company announced it had licensed a Phase II ready molecule triggering the conversion of 16,000,000 ordinary shares.

During the financial year ended 30 June 2018, a portion of the convertible notes was extinguished (Note 21).

The remaining portion of the convertible note will be exercised at the holders’ discretion on completion of Phase II clinical trial or achieving Breakthrough Designation. Completion will be deemed to occur upon the receipt by the consolidated entity of a signed study report or notification of the designation. There is a possibility for an early conversion of the convertible notes if a third party acquires more than 50% of the issued capital of the consolidated entity.

The remaining convertible note at period end may be converted into 1,856,000 ordinary shares in the consolidated entity.

Note 17. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial half-year.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2018

Note 18. Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Consolidated - December 2018
Assets
Listed ordinary shares	2,540,438	—	—	2,540,438
Unlisted options	—	—	210,001	210,001

Total assets	2,540,438	—	210,001	2,750,439

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Consolidated - June 2018
Assets
Listed ordinary shares	3,679,542	—	—	3,679,542
Unlisted options	—	—	655,921	655,921

Total assets	3,679,542	—	655,921	4,335,463

There were no transfers between levels during the financial half-year.

The fair value of contingent consideration related to the acquisition of Glioblast Pty Ltd and the licence agreement is estimated by probability-weighting the expected future cash outflows, adjusting for risk and discounting.

The effects on the fair value of risk and uncertainty in the future cash flows are dealt with by adjusting the estimated cash flows rather than adjusting the discount rate.

Note 19. Events after the reporting period

Since period end the consolidated entity has commenced selling its shares in Noxopharm Limited on market. At the date of this report, approximately 250,000 shares have been sold at an average price of $0.44 per share.

No other matter or circumstance has arisen since 31 December 2018 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 20. Earnings per share

	Consolidated
	December 2018	December 2017
	$	$
(Loss)/profit after income tax attributable to the owners of Kazia Therapeutics Limited	(6,028,195)	424,779

Kazia Therapeutics Limited Notes to the financial statements 31 December 2018

Note 20. Earnings per share (continued)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	52,916,466	48,343,969

Weighted average number of ordinary shares used in calculating diluted earnings per share	52,916,466	48,343,969

	Cents	Cents
Basic earnings per share	(11.392)	0.879
Diluted earnings per share	(11.392)	0.879

1,856,999 unlisted convertible notes with a face value of $464,000, 4,582,432 unlisted options and 3,148,400 listed options have been excluded from the above calculations as they were antidilutive.

Note 21. Settlement of legal proceedings

On 22 December 2017 the consolidated entity reached an agreement with another ASX listed company, Noxopharm Limited, in relation to that company’s key asset, NOX66. Under this agreement, the consolidated entity has released Noxopharm Limited from any claims of ownership it believes it may have had of NOX66 or the IP and technology that underpins it. In return, the consolidated entity has received the following items since that date:

•	5,986,171 ordinary shares in Noxopharm Limited. These shares were originally subject to escrow however the escrow period has now expired;
•	3,000,000 unlisted options in Noxopharm Limited, with an exercise price of $0.80, expiring 18 January 2020. The options can now be exercised at the Company’s discretion;
•	extinguishment of certain convertible notes; and
•	a cash payment of $165,000 (including GST) from Noxopharm Limited

These items were reflected in the prior year half year report, with the gain on legal settlement being taken up as other income.

Kazia Therapeutics Limited Directors’ declaration 31 December 2018

In the directors’ opinion:

•

the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•

the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2018 and of its performance for the financial half-year ended on that date; and

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Iain Ross

Iain Ross

Chairman

20 February 2019

Sydney

Level 17, 383 Kent Street

Sydney NSW 2000

Correspondence to:

Locked Bag Q800

QVB Post Office

Sydney NSW 1230

T +61 2 8297 2400

F +61 2 9299 445

E info.nsw@au.gt.com

W www.grantthornton.com.au

Independent Auditor’s Review Report

To the Members of Kazia Therapeutics Limited

Report on the review of the half year financial report

Conclusion

We have reviewed the accompanying half year financial report of Kazia Therapeutics Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2018 and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half year financial report of Kazia Therapeutics Limited does not give a true and fair view of the financial position of the Group as at 31 December 2018, and of its financial performance and its cash flows for the half year ended on that date, in accordance with the Corporations Act 2001, including complying with Accounting Standard AASB 134 Interim Financial reporting.

Material uncertainty related to going concern

We draw attention to Note 1 in the financial report, which indicates that the Group has cash on hand and at bank of $5,411,139 as at 31 December 2018 and incurred net operating cash outflows of $4,360,738 for the half year ended on that date. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

Directors’ responsibility for the half year financial report

The Directors of the Group are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2018 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Kazia Therapeutics Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

/s/ Grant Thornton

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ S M Coulton

S M Coulton

Partner – Audit & Assurance

Sydney, 20 February 2019